June 24, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Mara Ransom

Re: Swvl Holdings Corp

Amendment	No. 2
Registration	Statement on Form F-1
Filed	May 27, 2022
File	No. 333-264418

Ladies and Gentlemen:

This letter is submitted on behalf of Swvl Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated June 23, 2022 (the “Comment Letter”) with respect to the above referenced amendment to the registration statement on Form F-1 filed with the Commission on May 27, 2022 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2. All references to page numbers in these responses are to pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 27, 2022

General

1.	We note your amended disclosure in response to comment 3. Please revise to disclose how you determined the Selling Securityholder’s initial total commitment of $525,000,000.

Response: The Company has revised its disclosure on pages 5 and 58 to address the Staff’s comment.

2.

Please revise to update your disclosures throughout the filing, as applicable, consistent with the revised disclosure that you provide in response to our comment letter issued on June 23, 2022, with respect to Amendment No. 1 to your Registration Statement filed on Form F-1 (File No. 333-264416).

Response: The Company notes the Staff’s comment and has revised the applicable disclosures accordingly.

*        *        *

Should you have any questions or comments with respect to Amendment No. 2 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas A. Dorsey
Nicholas A. Dorsey

Copy to:

Mostafa Kandil

Youssef Salem

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, UAE

VIA E-MAIL

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